.
                                                                               .
                                                                               .
                                                                               .
                                                                               .

Supplemental Material for Financial Results for FY2010 Second Quarter (Consolidated)
( U.S. GAAP )
--------------------------------------------------------------------------------------------------------------------      ---------
                        FY2009                                                      FY2010                                  FY2010
                       --------------------------------------------------          ---------------------------------
                       -------------------   First                                 -----------------------     First
                           1Q        2Q       half       3Q          4Q       12           1Q         2Q        half       Forecast
                         (2008/    (2008/   6 months   (2008/      (2009/   months       (2009/     (2009/    6 months    12 months
                          4-6)      7-9)     (2008/    10-12)       1-3)    ('08/4-       4-6)       7-9)      (2009/      ('09/4-
                                              4-9)                           '09/3)                             4-9)        '10/3)
--------------------------------------------------------------------------------------------------------------------      ---------
  Vehicle Production
   (thousands of units) 2,137     1,952     4,089      1,751      1,211      7,051      1,319      1,635      2,954            -
   -----------------------------------------------------------------------------------------------------------------      ---------
   (Japan)
     - including        1,252     1,198     2,451      1,088        716      4,255        761        947      1,708            -
     Daihatsu & Hino
   (Daihatsu)          (  197)   (  190)  (   387)   (   193)   (   191)   (   771)   (   159)   (   159)   (   318)       (   -  )
   (Hino)              (   28)   (   29)  (    57)   (    21)   (    13)   (    91)   (    13)   (    18)   (    31)       (   -  )
   -----------------------------------------------------------------------------------------------------------------      ---------
   (Overseas)
     - including          885       754     1,638        663        495      2,796        558        688      1,246            -
     Daihatsu & Hino
   (Daihatsu)          (   34)   (   36)  (    70)   (    29)   (    25)   (   124)   (    25)   (    26)   (    51)       (   -  )
   (Hino)              (  -  )   (  -  )  (   -  )   (   -  )   (   -  )   (   -  )   (   -  )   (   -  )   (   -  )       (   -  )
     ---------------------------------------------------------------------------------------------------------------      ---------
     North America        326       237       563        208        148        919        201        251        452            -
     ---------------------------------------------------------------------------------------------------------------      ---------
         Europe           168       126       294         99         89        482         93        113        206            -
     ---------------------------------------------------------------------------------------------------------------      ---------
          Asia            263       259       521        250        176        947        192        236        428            -
     ---------------------------------------------------------------------------------------------------------------      ---------
      Central and
     South America         40        44        85         37         29        151         34         37         71            -
     ---------------------------------------------------------------------------------------------------------------      ---------
        Oceania            38        38        76         31         23        130         19         25         44            -
     ---------------------------------------------------------------------------------------------------------------      ---------
         Africa            50        50        99         38         30        167         19         26         45            -
--------------------------------------------------------------------------------------------------------------------      ---------
Vehicle Sales
 (thousands of units)   2,186     2,064     4,250      1,838      1,479      7,567      1,401      1,729      3,130          7,030
   -----------------------------------------------------------------------------------------------------------------      ---------
   (Japan)
     - including          512       504     1,016        465        464      1,945        407        496        903          2,130
     Daihatsu & Hino
   (Daihatsu)          (  145)   (  142)  (   287)   (   140)   (   162)   (   589)   (   127)   (   136)   (   264)        (  560)
   (Hino)              (    9)   (   11)  (    20)   (     8)   (     7)   (    35)   (     5)   (     7)   (    11)        (   30)
   -----------------------------------------------------------------------------------------------------------------      ---------
   (Overseas)
     - including        1,674     1,560     3,234      1,373      1,015      5,622        994      1,233      2,227          4,900
     Daihatsu & Hino
   (Daihatsu)          (   59)   (   57)  (   116)   (    45)   (    33)   (   194)   (    31)        33    (    63)        (  140)
   (Hino)              (   19)   (   17)  (    36)   (    16)   (    11)   (    63)   (    13)        11    (    25)        (   50)
     ---------------------------------------------------------------------------------------------------------------      ---------
     North America        729       629     1,357        521        334      2,212        387        518        904          1,970
     ---------------------------------------------------------------------------------------------------------------      ---------
         Europe           301       277       579        235        248      1,062        213        222        435            870
     ---------------------------------------------------------------------------------------------------------------      ---------
          Asia            262       247       510        222        173        905        194        227        422            930
     ---------------------------------------------------------------------------------------------------------------      ---------
      Central and
     South America         85        82       167         67         45        279         44         52         97            240
     ---------------------------------------------------------------------------------------------------------------      ---------
        Oceania            81        68       149         62         50        261         51         60        111            240
     ---------------------------------------------------------------------------------------------------------------      ---------
         Africa            77        81       158         79         52        289         36         44         79            170
     ---------------------------------------------------------------------------------------------------------------      ---------
      Middle East         137       174       310        185        111        606         68        108        176            480
     ---------------------------------------------------------------------------------------------------------------      ---------
         Other              2         2         4          2          2          8          1          2         3             -
--------------------------------------------------------------------------------------------------------------------      ---------
Total Retail Unit Sales
 (thousands of units)
  (Toyota, Daihatsu     2,406     2,233     4,639      1,920      1,768      8,327      1,796      2,081      3,878            -
   and Hino)
--------------------------------------------------------------------------------------------------------------------      ---------
Housing Sales (units)     916     1,520     2,436      1,501      1,505      5,442        774      1,285      2,059          5,400
--------------------------------------------------------------------------------------------------------------------      ---------

                                                          Supplemental 1

Supplemental Material for Financial Results for FY2010 Second Quarter (Consolidated)
( U.S. GAAP )
--------------------------------------------------------------------------------------------------------------------      ---------
                        FY2009                                                      FY2010                                  FY2010
                       --------------------------------------------------          ---------------------------------
                       ------------------    First                                 -----------------------    First
                           1Q        2Q       half       3Q          4Q       12           1Q         2Q       half        Forecast
                         (2008/    (2008/   6 months   (2008/      (2009/   months       (2009/     (2009/   6 months     12 months
                          4-6)      7-9)     (2008/    10-12)       1-3)    ('08/4-       4-6)       7-9)     (2009/       ('09/4-
                                              4-9)                           '09/3)                            4-9)         '10/3)
--------------------------------------------------------------------------------------------------------------------      ---------
Foreign Exchange Rates
   -----------------------------------------------------------------------------------------------------------------      ---------
   Yen to US                                                                                                           as premise:
    Dollar Rate           105       108       106         96         94        101         97         94         96             93
   -----------------------------------------------------------------------------------------------------------------      ---------
                                                                                                                       as premise:
   Yen to Euro Rate       163       162       163        127        122        144        133        134        133            132
--------------------------------------------------------------------------------------------------------------------      ---------
Market Share (Japan)
   ----------------------------------------------------------------------------------------------------------------       ---------
   Toyota (excluding                                                                                                approximately:
    Mini-Vehicles)(%)    47.4      44.8      45.7       48.2       44.8       46.0       46.3       46.0       46.1            46%
   -----------------------------------------------------------------------------------------------------------------      ---------
   Toyota, Daihatsu
   and Hino
   (including            43.6      41.5      42.5       43.7       41.0       42.4       42.8       43.1       43.0            -
   Mini-Vehicles)(%)
--------------------------------------------------------------------------------------------------------------------      ---------
Number of Employees   323,650   324,537   324,537    322,045    320,808    320,808    324,222    322,650    322,650 (Note 1)   -
--------------------------------------------------------------------------------------------------------------------      ---------
Net Revenues
(billions of yen)     6,215.1   5,975.3  12,190.4    4,802.8    3,536.3   20,529.5    3,836.0    4,541.6    8,377.6       18,000.0
  ------------------------------------------------------------------------------------------------------------------      ---------
   Geographic
   Information
     ---------------------------------------------------------------------------------------------------------------      ---------
         Japan        3,660.8   3,546.5   7,207.3    3,014.1    1,965.3   12,186.7    2,181.8    2,656.3    4,838.1            -
     ---------------------------------------------------------------------------------------------------------------      ---------
     North America    2,091.1   1,861.9   3,953.0    1,339.0      930.9    6,222.9    1,175.2    1,419.1    2,594.3            -
     ---------------------------------------------------------------------------------------------------------------      ---------
         Europe         916.2     867.7   1,783.9      660.5      568.7    3,013.1      515.1      564.3    1,079.4            -
     ---------------------------------------------------------------------------------------------------------------      ---------
          Asia          798.3     827.7   1,626.0      683.9      409.5    2,719.4      494.1      589.8    1,083.9            -
     ---------------------------------------------------------------------------------------------------------------      ---------
         Other          628.7     592.7   1,221.4      381.5      280.0    1,882.9      343.3      389.7      732.9            -
     ---------------------------------------------------------------------------------------------------------------      ---------
      Elimination    -1,880.0  -1,721.2  -3,601.2   -1,276.2     -618.1   -5,495.5     -873.5   -1,077.6   -1,951.0            -
   -----------------------------------------------------------------------------------------------------------------      ---------
   Business Segment
   -----------------------------------------------------------------------------------------------------------------      ---------
      Automotive      5,720.9   5,439.8  11,160.7    4,311.1    3,092.9   18,564.7    3,413.0    4,108.3    7,521.3            -
     ---------------------------------------------------------------------------------------------------------------      ---------
      Financial
       Services         363.1     374.6     737.7      346.6      293.2    1,377.5      320.1      312.0      632.1            -
     ---------------------------------------------------------------------------------------------------------------      ---------
      All Other         288.2     314.2     602.4      294.3      288.2    1,184.9      204.1      225.1      429.2            -
     ---------------------------------------------------------------------------------------------------------------      ---------
     Elimination       -157.1    -153.3    -310.4     -149.2     -138.0     -597.6     -101.2     -103.8     -205.0            -
--------------------------------------------------------------------------------------------------------------------      ---------
Operating Income
(billions of yen)       412.5     169.5     582.0     -360.6     -682.5     -461.0     -194.9       58.0     -136.9         -350.0
  (Operating Income
   Ratio) (%)         (   6.6)  (   2.8) (    4.8)   (  -7.5)   ( -19.3)   (  -2.2)   (  -5.1)   (   1.3)  (   -1.6)       (  -1.9)
  ------------------------------------------------------------------------------------------------------------------      ---------
   Geographic
   Information
     ---------------------------------------------------------------------------------------------------------------      ---------
         Japan          217.1     104.6     321.7     -164.2     -395.0     -237.5     -212.0      -45.6     -257.7            -
     ---------------------------------------------------------------------------------------------------------------      ---------
     North America       69.1     -34.9      34.3     -247.4     -177.0     -390.2       -3.7       30.5       26.9            -
     ---------------------------------------------------------------------------------------------------------------      ---------
         Europe          20.3     -11.5       8.7      -43.4     -108.7     -143.3      -20.4        1.7      -18.6            -
     ---------------------------------------------------------------------------------------------------------------      ---------
          Asia           69.3      67.8     137.2       40.5       -1.6      176.1       26.9       38.5       65.4            -
     ---------------------------------------------------------------------------------------------------------------      ---------
         Other           44.5      34.6      79.1       33.5      -25.1       87.6       17.4       23.3       40.6            -
     ---------------------------------------------------------------------------------------------------------------      ---------
      Elimination        -7.8       8.9       1.0       20.4       24.9       46.3       -3.1        9.6        6.5            -
   -----------------------------------------------------------------------------------------------------------------      ---------
   Business Segment
      --------------------------------------------------------------------------------------------------------------      ---------
       Automotive       332.3     133.6     465.9     -232.7     -628.1     -394.8     -239.1      -21.3     -260.4            -
      --------------------------------------------------------------------------------------------------------------      ---------
      Financial
       Services          79.1      28.1     107.2     -123.9      -55.4      -72.0       49.6       74.8      124.4            -
      --------------------------------------------------------------------------------------------------------------      ---------
       All Other          2.9       8.9      11.8        0.0       -1.9        9.9       -4.6        5.0        0.4            -
      --------------------------------------------------------------------------------------------------------------      ---------
      Elimination        -1.8      -1.1      -2.9       -4.0        2.9       -4.1       -0.8       -0.5       -1.3            -
--------------------------------------------------------------------------------------------------------------------      ---------
Income before income
taxes (billions
of yen)                 453.0     183.4     636.4     -282.1     -914.7     -560.4     -138.5       75.5      -63.0         -300.0
 (Income before
  income taxes
  Ratio) (%)         (    7.3)  (   3.1)  (   5.2)   (  -5.9)   (-25.9)    ( - 2.7)   (  -3.6)   (   1.7)   (  -0.8)       (  -1.7)
--------------------------------------------------------------------------------------------------------------------      ---------
Equity in Earnings of
Affiliated Companies     95.0      49.1     144.1        2.3     -103.8       42.7        3.6      -59.1      -55.5            -
(billions of yen)
--------------------------------------------------------------------------------------------------------------------      ---------
Net Income (billions                                                                                                       (Note 2)
of yen)                 353.6     139.8     493.4     -164.7     -765.8     -437.0      -77.8       21.8      -56.0         -200.0
 (Net Income
 Ratio)(%)            (   5.7)  (   2.3)  (   4.0)   (  -3.4)   ( -21.7)   (  -2.1)   (  -2.0)   (   0.5)  (   -0.7)       (  -1.1)
--------------------------------------------------------------------------------------------------------------------      ---------
Shareholder Return
  ------------------------------------------------------------------------------------------------------------------      ---------
   Cash Dividends
   (billions of yen)       --     203.7     203.7         --      109.7      313.5         --       62.7       62.7 (Note 3)   -
   -----------------------------------------------------------------------------------------------------------------      ---------
    Cash Dividends
    Per share (yen)        --        65        65         --         35        100         --         20         20            -
   -----------------------------------------------------------------------------------------------------------------      ---------
    Payout Ratio (%)       --      41.4      41.4         --          -          -         --         --         --            -
  ------------------------------------------------------------------------------------------------------------------      ---------
   Value of shares
   repurchased             --      69.9      69.9         --        2.8       72.8         --         --         --           --
   (billions of yen)
  ------------------------------------------------------------------------------------------------------------------      ---------
   Number of shares
   canceled                --        --        --         --         --         --         --         --         --           --
   (thousands)
--------------------------------------------------------------------------------------------------------------------      ---------
Number of
 Outstanding        3,447,997 3,447,997 3,447,997  3,447,997  3,447,997  3,447,997  3,447,997  3,447,997  3,447,997           --
 Shares (thousands)
--------------------------------------------------------------------------------------------------------------------      ---------
                                                          Supplemental 2

Supplemental Material for Financial Results for FY2010 Second Quarter (Consolidated)
( U.S. GAAP )
--------------------------------------------------------------------------------------------------------------------       ---------
                        FY2009                                                      FY2010                                   FY2010
                       --------------------------------------------------          ---------------------------------
                       ------------------    First                                 -----------------------    First
                           1Q        2Q       half       3Q          4Q       12           1Q         2Q       half        Forecast
                         (2008/    (2008/   6 months   (2008/      (2009/   months       (2009/     (2009/   6 months     12 months
                          4-6)      7-9)     (2008/    10-12)       1-3)    ('08/4-       4-6)       7-9)     (2009/        ('09/4-
                                              4-9)                           '09/3)                            4-9)          '10/3)
--------------------------------------------------------------------------------------------------------------------       ---------
R&D Expenses
(billions of yen)       234.2     243.5     477.7      215.4      210.9      904.0      204.8      194.2     399.0            800.0
--------------------------------------------------------------------------------------------------------------------       ---------
Depreciation Expenses                                                                                                       (Note 4)
 (billions of yen)      245.3     275.6     520.9      270.1      281.1    1,072.1      233.8      256.1     490.0          1,000.0
   -----------------------------------------------------------------------------------------------------------------       ---------
   Geographic
   Information
   -----------------------------------------------------------------------------------------------------------------       ---------
         Japan          147.6     172.9     320.5      183.4      195.3      699.2      149.7      161.0     310.7            660.0
   -----------------------------------------------------------------------------------------------------------------       ---------
     North America       44.2      46.9      91.1       40.3       46.0      177.4       42.9       50.4      93.3            180.0
   -----------------------------------------------------------------------------------------------------------------       ---------
         Europe          23.8      25.7      49.5       18.8       13.6       81.9       17.6       20.0      37.6             70.0
   -----------------------------------------------------------------------------------------------------------------       ---------
          Asia           19.0      19.4      38.4       19.9       16.7       75.0       15.3       15.9      31.3             60.0
   -----------------------------------------------------------------------------------------------------------------       ---------
         Other           10.7      10.7      21.4        7.7        9.5       38.6        8.3        8.8      17.1             30.0
--------------------------------------------------------------------------------------------------------------------       ---------
Capital Expenditures                                                                                                        (Note 4)
(billions of yen)       268.4     357.1     625.5      301.9      375.1    1,302.5      141.8      114.4     256.3            760.0
   -----------------------------------------------------------------------------------------------------------------       ---------
   Geographic
   Information
   -----------------------------------------------------------------------------------------------------------------       ---------
         Japan          148.9     211.6     360.5      190.3      245.7      796.5       98.6       78.4     177.1            480.0
   -----------------------------------------------------------------------------------------------------------------       ---------
     North America       73.3      87.7     161.0       64.2       69.7      294.9       25.3       19.3      44.6            130.0
   -----------------------------------------------------------------------------------------------------------------       ---------
         Europe          20.3      30.2      50.5       31.1       30.3      111.9        6.2        4.3      10.5             40.0
   -----------------------------------------------------------------------------------------------------------------       ---------
          Asia           12.7      20.6      33.3       10.2       13.6       57.1        7.8        7.2      15.0             70.0
   -----------------------------------------------------------------------------------------------------------------       ---------
         Other           13.2       7.0      20.2        6.1       15.8       42.1        3.9        5.2       9.1             40.0
--------------------------------------------------------------------------------------------------------------------       ---------
Total Liquid Assets
(billions of yen)          -         -         -          -          -     3,324.1         -          -         -   (Note 5)     -
--------------------------------------------------------------------------------------------------------------------       ---------
Total Assets
(billions of yen)    34,185.5  32,898.6  32,898.6   29,591.0   29,062.0   29,062.0   29,404.5   28,538.8  28,538.8               -
----------------------------------------------------------------------------------------------------------------------     ---------
Toyota Motor
Corporation
Shareholders' Equity 12,253.0  11,927.0  11,927.0   10,803.2   10,061.2   10,061.2   10,066.2    9,973.7   9,973.7               -
(billions of yen)
--------------------------------------------------------------------------------------------------------------------       ---------
Return on Equity (%)     11.7       4.6       8.3       -5.8      -29.4       -4.0       -3.1        0.9      -1.1  (Note 2)     -
--------------------------------------------------------------------------------------------------------------------       ---------
Return on Asset (%)       4.2       1.7       3.0       -2.1      -10.4       -1.4       -1.1        0.3      -0.4  (Note 2)     -
--------------------------------------------------------------------------------------------------------------------       ---------
Number of Consolidated
Subsidiaries               -         -         -          -          -         529         -          -         -                -
--------------------------------------------------------------------------------------------------------------------       ---------
No. of Affil.
Accounted for Under        -         -         -          -          -          56         -          -         -                -
the Equity Method
--------------------------------------------------------------------------------------------------------------------       ---------

----------------------------------------------------------------    ------------------------------------------------       ---------
  Analysis of Consolidated Net    (Note 2)            First half    Cautionary Statement with Respect to Forward-Looking Statements
   Income for FY2010                          2Q       6 months
    (billions of yen, approximately)      (2009/7-9)  (2009/4-9)    This report contains forward-looking statements that reflect
----------------------------------------------------------------    Toyota's plans and expectations.
  Effects of Sales Volume and Mix            -260.0     -910.0      These forward-looking statements are not guarantees of future
----------------------------------------------------------------    performance and involve known and unknown risks, uncertainties
  Effects of Changes in Exchange Rates       -180.0     -320.0      and other factors that may cause Toyota's actual results,
----------------------------------------------------------------    performance, achievements or financial position to be materially
  Cost Reduction Efforts                      130.0      210.0      different from any future results, performance, achievements or
    ------------------------------------------------------------    financial position expressed or implied by these forward-looking
      From Engineering                        110.0      160.0      statements. These factors include: (i) changes in economic
    ------------------------------------------------------------    conditions and market demand affecting, and the competitive
      From Manufacturing and Logistics         20.0       50.0      environment in, the automotive markets in Japan, North America,
----------------------------------------------------------------    Europe, Asia and other markets in which Toyota operates; (ii)
  Reduction in Fixed Costs                    240.0      390.0      fluctuations in currency exchange rates, particularly with
----------------------------------------------------------------    respect to the value of the Japanese yen, the U.S. dollar, the
  Other                                       -41.5      -88.9      Euro, the Australian dollar, the Canadian dollar and the British
----------------------------------------------------------------    pound; (iii) changes in funding environment in financial
       (Changes in Operating Income)         -111.5     -718.9      markets; (iv) Toyota's ability to realize production
----------------------------------------------------------------    efficiencies and to implement capital expenditures at the levels
  Non-operating Income                          3.6       19.5      and times planned by management; (v) changes in the laws,
----------------------------------------------------------------    regulations and government policies in the markets in which
  Equity in Earnings of Affilaited Companies -108.2     -199.6      Toyota operates that affect Toyota's automotive operations,
----------------------------------------------------------------    particularly laws, regulations and government policies relating
  Income Taxes, Net Income Attributable to                          to trade, environmental protection, vehicle emissions, vehicle
  the Noncontrolling Interest                  98.1      349.6      fuel economy and vehicle safety, as well as changes in laws,
----------------------------------------------------------------    regulations and government policies that affect Toyota's other
      (Changes in Net Income)     (Note 2)   -118.0     -549.4      operations, including the outcome of future litigation and other
----------------------------------------------------------------    legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or
                                                                    difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are
                                                                    produced, distributed or sold.
                                                                    A discussion of these and other factors which may affect
                                                                    Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange
                                                                    Commission.
                                                                    ----------------------------------------------------------------




                                                          Supplemental 3